Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

On October 21, 2015, Steve Milligan, the Chief Executive Officer of Western Digital Corporation, was interviewed live on CNBC’s “Squawk on the Street.” A transcript of the interview follows:

David Faber: Speaking of deals by the way, shares of Western Digital this morning actually up, this after its deal to acquire SanDisk for about $19 billion in cash and stock. Of course, it continues a lot of the consolidation we’ve been seeing generally in the semiconductor industry, specifically in this part of the industry. Here to shed light on some of the details of the deal, Steve Milligan. He’s CEO of Western Digital and will be the CEO of the combined company, which will continue to be headquartered in Irvine, California, where they have a lot of traffic, basically, from what I understand. Thank you for making your way to the studio, Mr. Milligan. Let’s start off with the deal itself. Why did you want to own, or why did you as leader of Western Digital want to own SanDisk?

Steve Milligan: Well, one of the things that we have done for quite a bit – I mean our story is really all about what we’re seeing from a digital data perspective. Today, arguably, Western Digital has the broadest array of digital data storage devices in the market, but there are segments in the market that we have not been able to participate in, and that’s really those markets that take advantage of the solid state device and solid state market, and so we wanted to make sure that we had a broad portfolio of products to take advantage of the data explosion that we’re seeing in the tech market today.

Faber: Specific to the deal itself and the consideration, of course, investors will note there’s this potential two-tier – one in which you obviously share more cash and one in which you don’t – in part dependent on the recent investment you announced from Unisplendour. That’s leading some to think, well, is that deal not going to happen? So let me ask the question: is that deal in jeopardy of some kind, perhaps as the result of a national security review?

Milligan: No, that – uh – we’re very confident in terms of how we’re positioned for approval as it relates to the Unisplendour investment. But we do need to get through the regulatory approval process. That will take a little bit of time, but we feel very good about the way that we structured that transaction from a CFIUS process perspective, and we’re highly confident that the money will be approved and that the transaction will be approved as part of the process.

Faber: You’re talking about as much as $500 million in annual run-rate savings. What gives you the confidence that within 18 months of the close of the deal you can actually get to that number?

Milligan: Well, we’ve done an extensive amount of analysis as it relates to the SanDisk financial performance. And that analysis, I mean, we’ve looked at it. We will be able to get cost benefits as it relates to being vertically integrated, as it relates to our enterprise SSD business. And also, we do think that there’s some operating expense synergies that we’ll realize. So we’re highly confident in our ability to realize those $500 million of financial synergies as part of the transaction.

Faber: You know, today we also got some guidance from SanDisk itself. It preannounced what some people are calling sort of mixed results. Not bad on the top line, but people are a bit concerned about their gross margins. Is that a concern at all for you?

Milligan: Well we factored in their current financial performance into our models. They, you know, SanDisk has run into some execution problems on a short term, but we believe that from a long-term perspective, this is a great transaction for us. It’s a great transaction for our shareholders. And it’s a great transaction for our customers. So, we’re very comfortable with the long-term view as it relates to our company and the perspective for the combined company.

Faber: You’re going to be running with a decent amount of debt. I think over a 3x leverage ratio. You won’t be investment grade. You will de-lever quickly. Any concerns at all in terms of running a somewhat highly leveraged technology company?

Milligan: Well, we evaluated this very carefully. We’ve, you know, we’ve been very careful allocators of capital over a number of years, and obviously this is an increased amount of leverage for us, but we’re highly confident in our ability to generate free cash flow over time. We’ll look to that to quickly de-lever the balance sheet and position us for further growth opportunities as we go forward. So we’re very comfortable with the financial terms of the transaction.

Faber: In terms of the overall industry, of course, we hear a great deal about the acceleration of the creation of data. I guess, what, 90 percent of data has been created in the last two years. To what extent is this deal a response to that explosion?

Milligan: Well, it’s all a response to that explosion, I mean as I indicated earlier our story over the last several years has all been about how do we take advantage from a company perspective, how do we take advantage from a technology perspective? This explosion that we’re seeing from a data perspective – we want to make sure that we have the broadest set of storage devices in the industry. We want to make sure that we’ve got the best technology. And we want to use that platform to create even more unique devices for our customers and add even more value. And so, fundamentally, this transaction is all about the growth and digital data that all of us are seeing in our personal lives and from a business perspective. So that is really the fundamental thesis behind this transaction.

Faber: You’re talking about as late as a third quarter close. That seems an awfully long time for a deal of this nature that doesn’t seem to face any significant antitrust hurdles to close. Why give us so much time here in terms of potential when you can close the deal?

Milligan: Well, obviously we’re going to look to close the transaction as quickly as we can. But Western Digital, you know, we’ve run into our own issues in terms of complexities from a regulatory perspective. So, we’re obviously being very prudent with our viewpoint from that standpoint. But we’re obviously going to look to close the transaction as quickly as we can. Right now our current view is because of the complexity and the size of the transaction and the interactions that we’ll have to have with regulators across the globe that we’re targeting that the transaction will be cleared and closed in the third quarter of calendar quarter of 2016.

Faber: Mr. Milligan, we’ve got to leave it there. We appreciate your making your way to the studio and joining us today. Steve Milligan of course, CEO of Western Dig and the combined Western Dig and SanDisk. Thanks for being with us.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital’s proposed business combination transaction with SanDisk (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital and SanDisk based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s and SanDisk’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon the current expectations of Western Digital’s and SanDisk’s management and include known and unknown risks, uncertainties and other factors, many of which Western Digital and SanDisk are unable to predict or control, that may cause Western Digital’s or SanDisk’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Western Digital’s and SanDisk’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s or Western Digital’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Western Digital or SanDisk do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital intends to file a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when filed) as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.SanDisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.